Exhibit 99.1

Volvo Postpones Redemption Procedure

GOTEBORG, Sweden--(BUSINESS WIRE)--May 30, 2007--For administrative reasons, Volvo (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) will not be able to request redemption of the remaining shares outstanding in Nissan Diesel at the company's Annual General Meeting in June. Instead, this will be done at an Extraordinary General Meeting in Nissan Diesel that will be held at the end of August, at the earliest.

Volvo plans that the redemption procedure will be completed during 2007. However, as previously announced, Nissan Diesel will be delisted from the Tokyo Stock exchange during July this year. On May 16, Volvo also received the final approval from the anti-trust authorities in South Africa, which means that the transaction is now fully implemented.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27 / +46 705 59 11 49